06004245

AB 3/11/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41566

RECEIVED FEB 23 2006 WASH. D.C. 185 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanover Capital Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, Suite 3002
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Ehrenstein **(212) 587-6667**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/21/06

OATH OR AFFIRMATION

I, John A. Burchett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanover Capital Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JESSICA M ARDIS
Notary Public
State of New Jersey
My Commission Expires Jul 12, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANOVER CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13 - 14

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Hanover Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Hanover Capital Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Capital Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2006

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HANOVER CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	283,386
Securities owned, at market value (Note 1)		10,554
Due from related party (Note 2)		5,226
Prepaid expenses		20,213
Deferred tax asset (Notes 1 and 4)		12,491
Total assets	**$**	**331,870**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	21,014
Due to related party (Note 2)		37,631
Income taxes payable		900
Total liabilities		59,545
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		287,598
Deficit		(15,373)
Total shareholder's equity		272,325
Total liabilities and shareholder's equity	**$**	**331,870**

The accompanying notes are an integral part of this statement.

HANOVER CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions and fees	$	75,593
Unrealized gain on securities owned		7,527
Interest income		610
Total revenues		83,730
EXPENSES:		
Professional fees		65,915
Commissions		14,559
Employee compensation and benefits		13,796
Occupancy		12,699
General and administrative		3,954
Total expenses		110,923
NET LOSS BEFORE INCOME TAX BENEFIT		(27,193)
Income tax benefit (Notes 1 and 4)		6,424
NET LOSS	$	(20,769)

The accompanying notes are an integral part of this statement.

HANOVER CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional	Retained Earnings
	Shares	Amount	Paid-In Capital	(Deficit)
BALANCES, December 31, 2004	100	$ 100	$ 287,598	$ 5,396
Net loss	-	-	-	(20,769)
BALANCES, December 31, 2005	**100**	**$ 100**	**$ 287,598**	**$ (15,373)**

The accompanying notes are an integral part of this statement.

HANOVER CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(20,769)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized gain on securities owned		(7,527)
Decrease in due from related party		32,157
Increase in prepaid expenses		(1,403)
Increase in deferred tax asset		(1,197)
Increase in due to related party		27,709
Increase in income tax payable		900
Decrease in accounts payable and accrued expenses		(12,049)
Net cash provided by operating activities		17,821
CASH AND CASH EQUIVALENTS, at beginning of year		265,565
CASH AND CASH EQUIVALENTS, at end of year	**$**	**283,386**

The accompanying notes are an integral part of this statement.

HANOVER CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Hanover Capital Securities, Inc. (the "Company"), which is incorporated in the State of New York, is a wholly-owned subsidiary of Hanover Capital Partners Ltd. The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Clearing Agreement

The Company does not carry security accounts for customers nor perform custodial functions relating to customer securities. All customer securities transactions are introduced on a fully disclosed basis for clearance, execution and settlement by the Company's clearing broker.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, receivables, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of the instruments. When the Company holds securities for its own account, they are valued at market value using quoted market prices.

Securities Transactions

The Company's investment in securities owned is stated at market value. The difference between the original investment cost and market value is recorded in income as unrealized gain or loss. The Company records securities transactions and related revenue and expenses on a trade date basis.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated federal tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Due from related party represents the income tax benefit of its parent's use of the Company's net operating losses. Related party payables represent expenses paid by affiliated entities on behalf of the Company. Such expenses are reflected in the statement of operations as expenses. The results of operations may not necessarily be indicative of those that would have occurred had the Company operated on a stand-alone basis.

The Company operates in the offices of affiliates and has been allocated $33,995, its proportionate share of rent expense and other operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $230,865 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.26 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - INCOME TAXES

The components of income tax benefit for the year ended December 31, 2005 consist of the following:

Current - Federal and state	$ -
Deferred - Federal and state	(6,424)
Total	**$ (6,424)**

The effective tax rate differs from the maximum Federal statutory rate of 34% due to state income tax expense.

The Company has an unused net operating loss carryforward for state income tax purposes of approximately $220,030 available to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2005 are as follows:

Deferred tax liabilities	**$ -**
Deferred tax assets:	
State net operating loss carryforward	**$ 12,491**

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company completes securities transactions on behalf of its clients through its clearing broker including the execution, settlement and financing of such transactions. These client transactions may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. In addition, cash shown on the accompanying statement of financial condition is deposited in bank accounts that are in excess of the FDIC insurance coverage of $100,000. At December 31, 2005, the Company had $155,580 in excess of the maximum insurance coverage provided by the FDIC.

SUPPLEMENTARY INFORMATION

HANOVER CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDIT:		
Shareholder's equity	$	272,325
DEBITS:		
Nonallowable assets		
Prepaid expense		20,213
Deferred tax asset		12,491
Due from related party		5,226
Total debits		37,930
Net capital before haircuts		234,395
Haircuts on securities		3,530
NET CAPITAL		230,865
Minimum requirements of 6-2/3% of aggregate indebtedness of $59,545 or $100,000, whichever is greater		100,000
Excess net capital	**$**	**130,865**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	21,014
Related party payables		37,631
Income taxes payable		900
TOTAL AGGREGATE INDEBTEDNESS	**$**	**59,545**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.26 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

HANOVER CAPITAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Hanover Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Hanover Capital Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanover Capital Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Hanover Capital Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Hanover Capital Securities, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2006